Exhibit 99.1

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

WESTERN INVESTMENT HEDGED
PARTNERS L.P., Individually, and On Behalf of
All Others Similarly Situated,

Plaintiff,
vs.

ROBERT P. BREMNER, JACK B. EVANS,
WILLIAM C. HUNTER, DAVID J. KUNDERT,
WILLIAM J. SCHNEIDER, JUDITH M.
STOCKDALE, CAROL E. STONE, TERENCE J.
TOTH, and JOHN P. AMBOIAN,

Defendants.

Civil Action No. CLASS ACTION COMPLAINT

Plaintiff Western Investment Hedged Partners L.P. (“WIHP” or “Plaintiff”) individually, and on behalf of all others similarly situated, by its attorneys, alleges the following upon information and belief, except as to the allegations which pertain to Plaintiff, which allegations are based upon personal knowledge:

1. Plaintiff brings this class action on behalf of itself and others who, at the close of business on January  20, 2009, owned common shares of the following publicly-traded funds:  (1) Nuveen Insured Florida Premium Income Municipal Fund (“NFL”), (2) Nuveen Florida Investment Quality Municipal Fund (“NQF”), (3) Nuveen Florida Quality Income Municipal Fund (“NUF”), and (4) Nuveen Insured Florida Tax-Free Advantage Municipal Fund (“NWF”) (collectively, the “Florida Nuveen Funds”).

2. Each of the four Florida Nuveen Funds is a Massachusetts business trust and closed-end management investment company (“closed-end fund”) managed by Nuveen Asset Management (“NAM”), a wholly-owned subsidiary of Nuveen Investments, Inc. (“Nuveen”).

3. The Florida Nuveen Funds were formed to allow investors to buy mutual fund shares which reflect the value and tax attributes of a portfolio of Florida tax-exempt bonds.  Since Florida, unlike most states, has no personal income tax, one of the principal attractions of the Florida Nuveen Funds was a mechanism for Florida residents to own investments which would be exempt from Florida’s Intangibles Tax.  The Florida Nuveen Funds’ portfolios consisted principally of publicly-traded Florida tax-exempt government obligations (“bonds”).

4. The Florida Nuveen Funds are all closed-end funds.  This means that they issued a finite number of shares whose per share net asset value (“NAV”) is calculated by dividing the market value of each fund’s total holdings by the number of that fund’s shares outstanding.

5. The NAV per share of each of the Florida Nuveen Funds is readily ascertainable, and is published daily by NAM as of the close of the regular session trading (normally 4:00 p.m. eastern) on each day the New York Stock Exchange is open for business.

6. However, as is typical with publicly-traded closed-end funds generally, shares in each of the Florida Nuveen Funds persistently traded at substantial discounts to their respective NAVs.  As of January 20, 2009, NAVs, market prices and the discounts for the four Florida Nuveen Funds were as follows:

Fund	NAV as of 1/20/09	Closing Price Per Share on 1/20/09	Discount to NAV Per Share of Closing Price
NFL	14.19	11.37	(19.87)
NQF	12.85	10.38	(19.22)
NUF	13.39	10.56	(21.14)
NWF	13.67	11.03	(19.31)

7. Each Florida Nuveen Fund has a nine-member Board of Trustees.  The nine Trustees for each Florida Nuveen Fund are the defendants in this action (“Defendants” or “Trustees”).

8. Plaintiff asserts claims for breach of fiduciary duty against Defendants, for adopting, and recommending a proposal to the Florida Nuveen Funds shareholders, in bad faith and in breach of their duty of loyalty to Plaintiff and the class (defined infra), to merge the four Florida Nuveen Funds (the “proposed merger”) into three other Nuveen-sponsored closed-end funds (the “Nuveen Acquiring Funds”) in which the Defendants also serve as trustees or directors.  The Nuveen Acquiring Funds are (i) Nuveen Insured Municipal Opportunity Fund (“NIO”), (ii) Nuveen Premium Income Municipal Fund 2 (“NPM”) and (iii) Nuveen Insured Tax-Free Advantage Municipal Fund (“NEA”).

DEFENDANTS DECIDE TO DISCONTINUE
OPERATION OF THE FLORIDA NUVEEN FUNDS

9. Florida repealed its Intangibles Tax in 2007.  As a result, Defendants recognized that there was little reason remaining for investors to continue to purchase shares in a mutual fund which was limited to the purchase of Florida tax-exempt bonds.

10. However, the Florida Nuveen Funds’ fundamental policies limited them to investments in Florida tax-exempt bonds.  Accordingly, the Defendants decided to pursue a course of action whereby the Florida Nuveen Funds would discontinue operation as independent funds.

DEFENDANTS CHOSE A COURSE OF ACTION
WHICH FAVORED NAM’s INTERESTS OVER THE
INTERESTS OF FLORIDA NUVEEN FUNDS SHAREHOLDERS

11. The Defendants were aware of two obvious choices to offer to Nuveen Florida Funds shareholders.  Those choices were to terminate the Florida Nuveen Funds by (i) liquidating its holdings and distributing the cash proceeds to shareholders; or (ii) converting such funds from closed-end to open-end funds.  Either way, shareholders of the Florida Nuveen Funds could then obtain cash for their shares approximately equal to the NAV per share.

12. Termination or open-ending of the Florida Nuveen Funds would have had the highest economic value of the alternative courses of action the Defendants could have chosen.

13. However, the consequences for NAM of termination or open-ending of the Florida Nuveen Funds would be the diminution of the net assets under NAM’s management for all shares redeemed for cash.  That would be an unfavorable economic outcome for NAM, because such redemptions would reduce NAM’s assets under management and, therefore, NAM’s asset management fees would be reduced.

14. Pursuant to an Investment Management Agreement with the Florida Nuveen Funds, NAM receives a management fee based upon the amount of assets under management within each of the Florida Nuveen Funds.  For the fiscal year ended April 30, 2008, NAM received nearly $9 million in management fees from the Florida Nuveen Funds, as follows:

Fund	Asset Management Fees Paid to NAM for Fiscal Year Ended 4/30/08
Nuveen Insured Florida Premium Income Municipal Fund (“NFL”)	$2,031,193
Nuveen Florida Investment Quality Municipal Fund (“NQF”) paid	$2,316,451
Nuveen Florida Quality Income Municipal Fund (“NUF”)	$2,044,726
Nuveen Insured Florida Tax-Free Advantage Municipal Fund (“NWF”)	$2,527,989
Total	$8,920,359

15. NAM has comparable agreements with each of the Nuveen Acquiring Funds which entitle NAM to collect fees based upon their total net asset values.  If the aggregate net asset value of a Nuveen Acquiring Fund is increased, NAM’s fee increases.

16. Defendants rejected the two alternatives, i.e., termination or open-ending, which would have provided the greatest benefit to Florida Nuveen Funds shareholders but would have been disadvantageous to NAM, and instead chose a third course of action to the exclusion of the other two.  On January 20, 2009, Defendants announced publicly that they had voted to approve and recommend to Florida Nuveen Funds shareholders mergers of the four Florida Nuveen Funds into the three NAM-managed Nuveen Acquiring Funds in which the Defendants also serve as trustees or directors and from which NAM is entitled to fees based upon those Funds’ total assets.

17. The Nuveen Acquiring Funds have also historically and persistently traded at discount to net asset values.  As of January 20, 2009, their stock prices and per-share NAVs are shown below:

Fund	NAV as of 1/20/09	Closing Price Per Share on 1/20/09	Discount to NAV Per Share of Closing Price
NIO	13.2	11.85	-10.23%
NPM	12.84	11.49	-10.51%
NEA	13.34	11.87	-11.02%

18. Under the terms of the proposed merger, each of the four Florida Nuveen Funds would be combined with one of three of the Nuveen Acquiring Funds managed and controlled by the Trustees and NAM, as set forth in the following chart:

Florida Nuveen Fund	Merging Into the Following Nuveen Acquiring Fund	Investment Adviser to the Nuveen Acquiring Funds	Trustees of the Nuveen Acquiring Funds
Nuveen Insured Florida Premium Income Municipal Fund (“NFL”)	Nuveen Insured Municipal Opportunity Fund (“NIO”)	NAM	The 9 Defendants
Nuveen Florida Investment Quality Municipal Fund (“NQF”)	Nuveen Premium Income Municipal Fund 2 (“NPM”)	NAM	The 9 Defendants
Nuveen Florida Quality Income Municipal Fund (“NUF”)	Nuveen Premium Income Municipal Fund 2 (“NPM”)	NAM	The 9 Defendants
Nuveen Insured Florida Tax-Free Advantage Municipal Fund (“NWF”)	Nuveen Insured Tax-Free Advantage Municipal Fund (“NEA”)	NAM	The 9 Defendants

19. In the proposed merger, Florida Nuveen Funds shareholders would receive a number of Nuveen Acquiring Fund shares calculated on an equal NAV-to-NAV basis.  In other words, a Florida Nuveen Fund shareholder would receive for his or her NAV, shares of a Nuveen Acquiring Fund at a price based not upon the Nuveen Acquiring Fund’s market price (which is what it would cost that person to buy such shares for cash), but rather based upon the Nuveen Acquiring Fund’s higher NAV.

20. Thus, in the proposed merger, shareholders of Florida Nuveen Funds would not be able to realize their NAV per share either in cash or in shares of the Nuveen Acquiring Funds.  Rather, Florida Nuveen Fund shareholders would receive shares in the Nuveen Acquiring Funds which would be worth less than the cash they could have realized through liquidation or open-ending of the Florida Nuveen Funds, and fewer shares than they could have purchased with such cash.

21. As of January 20, 2009, the aggregate NAV of the Florida Nuveen Funds was $652,621,376.  Rather than put the interests of the Florida Nuveen Funds’ shareholders ahead of their own, and distribute the Florida Nuveen Funds’ assets to shareholders at net asset value, the Defendants, who are beholden to NAM and Nuveen, instead pursued the proposed merger to perpetuate NAM’s ability to collect comparable management fees to those currently being paid by the Florida Nuveen Funds to NAM.

22. The following chart illustrates the inadequate consideration to be received by the shareholders of the Florida Nuveen Funds in the proposed merger, and the benefit conferred upon the Nuveen Acquiring Funds to the detriment of Plaintiff and the class:

Florida Nuveen Funds	Merging With	Market Value of Consideration To Be Received by Shareholders of the Florida Nuveen Funds in Proposed Merger (as of January 20, 2009)	Net Asset Value: Florida Nuveen Funds (as of January 20, 2009)	Difference
NFL	NIO	180,508,037	201,072,243	20,564,207
NQF	NPM	187,729,558	209,786,556	22,056,998
NUF	NPM	169,082,778	188,948,901	19,866,123
NWF	NEA	46,993,878	52,813,676	5,819,798
	Total:	584,314,251	652,621,376	68,307,125

23. If the shareholders of the Florida Nuveen Funds wanted to buy shares in one or more Nuveen Acquiring Funds, they could have been able to readily and more advantageously do so, using the increased value of the cash proceeds received in a termination liquidation or open-end redemption of their Florida Nuveen Fund shares to make such investments at the market prices of Nuveen Acquiring Fund shares which persistently trade at a discount to net asset value, as demonstrated below:

Florida Nuveen Fund	Merging With	Number of Shares of Nuveen Acquiring Funds to Be Received by Shareholders of Florida Nuveen Funds in the Proposed Merger (as of 1/20/09)	Number of Shares of Nuveen Acquiring Funds that Could be Purchased if Shareholders of the Florida Nuveen Funds Received Net Asset Value for Their Shares (as of 1/20/09)	Difference in Number of Shares to be Received	Difference in Market Value of Acquiring Funds
NFL	NIO	15,232,745.70	16,968,121.79	1,735,376.09	$20,564,206.70
NQF	NPM	16,338, 516.80	18,258,185.87	1,919,669.08	$22,056,997.68
NUF	NPM	14,715,646.50	16,444,638.91	1,728,992.41	$19,866,122.77
NWF	NEA	3,959,046.17	4,449,340.85	490,294.68	$5,819,797.87
Total		50,245,955.17	56,120,287.43	5,874,332.26	$68,307,125.02

24. If Defendants had instead adopted and recommended termination or open-ending of the Florida Nuveen Funds, or even given shareholders that option, the discounts to NAV of the Florida Nuveen Funds would have diminished immediately to small risk arbitrage levels.

25. However, as a result of Defendants’ adoption and recommendation of the inferior (for shareholders; superior to NAM) restricted choice of merger into the Nuveen Acquiring Funds, Plaintiff and its fellow class members were, and remain, unable to realize the approximate NAV for their shares, at a cost to Plaintiff and the class of approximately $68 million.

26. Defendants adopted and recommended the proposed merger to favor the interests of NAM over the interests of the Florida Nuveen Funds shareholders, in bad faith and in breach of their fiduciary duties of loyalty to Florida Nuveen Funds shareholders.

27. Defendants also breached their fiduciary duty of loyalty to the shareholders of the Florida Nuveen Funds by making the vote of the proposed merger inherently coercive.  Shareholders were given the “Hobson’s Choice” of only one alternative to continuing to hold shares in Florida Nuveen Funds that Defendants themselves determined had outlived their usefulness -- receiving shares in other Nuveen funds that also trade at substantial discounts to net asset value.  Given this limited “choice,” shareholders of the Florida Nuveen Funds approved the proposed merger in June 2009.

28. A primary rationale of the proposed merger, as set forth in the Florida Nuveen Funds’ Proxy Statements, each dated April 17, 2009 and distributed by Defendants to the Florida Nuveen Funds shareholders, was the repeal by the State of Florida in 2007 of the Intangible Personal Property Tax, which rendered a fundamental investment objective of the Florida Nuveen Funds obsolete.

29. Rather than adopting and allowing shareholders of the Florida Nuveen Funds the opportunity to realize, in cash, the NAV of their shares, the Defendants, in bad faith and in breach of their fiduciary duties of loyalty, instead adopted a take-it-or-leave restricted choice which was virtually guaranteed to assure the transfer of the assets of the Florida Nuveen Funds to the Nuveen Acquiring Funds and thereby enable NAM to continue to collect additional millions of dollars in management fees annually from the transferred assets.

30. Defendants, operating under conflicts of interest, breached their fiduciary duties to serve the best interests of Plaintiff and other Florida Nuveen Fund shareholders, in favor of a course of action which, at such shareholders’ expense, benefited NAM, and its parent Nuveen, which employ Defendants as trustees for the four Florida Nuveen Funds, the three Nuveen Acquiring Funds, and more than 60 Nuveen-sponsored funds in all, for which each Defendant is paid hundreds of thousands of dollars annually.

PARTIES

31. Plaintiff Western Investment Hedged Partners L.P. (“WIHP”) is a limited partnership formed under the laws of Delaware that maintains its principal place of business at 7050 S. Union Park Center, Suite 590, Midvale, Utah.  WIHP is and has been at all relevant times a shareholder of each of the Florida Nuveen Funds.  As of January 20, 2009, WIHP owned (a) 34,341 common shares of NFL, (b) 57,992 common shares of NQF, (c) 56,529 common shares of NUF, and (d) 1,900 common shares of NWF.

32. Defendant Robert P. Bremner (“Bremner”) is, and since 1996 has been, a Trustee of the Florida Nuveen Funds, the Nuveen Acquiring Funds, and all other Nuveen-sponsored funds.  Since 2008, Bremner has served as Chairman of the Board of Trustees for all Nuveen-sponsored funds, including the Florida Nuveen Funds and the Nuveen Acquiring Funds.  Bremner also serves as a director on the board of NAM’s parent company, Nuveen.  For the 2008 fiscal year, Bremner received $204,141 in compensation for his service as a Trustee for Nuveen-sponsored funds.  Bremner is a citizen of Washington, D.C.

33. Defendant Jack B. Evans (“Evans”) is, and since 1999 has been, a Trustee of the Florida Nuveen Funds, the Nuveen Acquiring Funds, and all other Nuveen-sponsored funds.    For the 2008 fiscal year, Evans received $193,523 in compensation for his service as a Trustee for Nuveen-sponsored funds.  Evans is a citizen of Iowa.

34. Defendant William C. Hunter (“Hunter”) is, and since 2004 has been, a Trustee of the Florida Nuveen Funds, the Nuveen Acquiring Funds, and all other Nuveen-sponsored funds. For the 2008 fiscal year, Hunter received $141,423 in compensation for his service as a Trustee for Nuveen-sponsored funds.  Hunter is a citizen of Iowa.

35. Defendant David J. Kundert (“Kundert”) is, and since 2005 has been, a Trustee of the Florida Nuveen Funds, the Nuveen Acquiring Funds, and all other Nuveen-sponsored funds.  For the 2008 fiscal year, Kundert received $155,655 in compensation for his service as a Trustee for Nuveen-sponsored funds.  Kundert is a citizen of Wisconsin.

36. Defendant William J. Schneider (“Schneider”) is, and since 1996 has been, a Trustee of the Florida Nuveen Funds, the Nuveen Acquiring Funds, and all other Nuveen-sponsored funds.  For the 2008 fiscal year, Schneider received $169,137 in compensation for his service as a Trustee for Nuveen-sponsored funds.  Schneider is a citizen of Washington, D.C.

37. Defendant Judith M. Stockdale (“Stockdale”) is, and since 1997 has been, a Trustee of the Florida Nuveen Funds, the Nuveen Acquiring Funds, and all other Nuveen-sponsored funds.  For the 2008 fiscal year, Stockdale  received $162,064 in compensation for her service as a Trustee for Nuveen-sponsored funds.  Stockdale is a citizen of Illinois.

38. Defendant Carol E. Stone (“Stone”) is, and since 2007 has been, a Trustee of the Florida Nuveen Funds, the Nuveen Acquiring Funds, and all other Nuveen-sponsored funds.  For the 2008 fiscal year, Stone received $120,250 in compensation for her service as a Trustee for Nuveen-sponsored funds.  Stone is a citizen of New York.

39. Defendant Terence J. Toth (“Toth”) is, and since June 30, 2008 has been, a Trustee of the Florida Nuveen Funds, the Nuveen Acquiring Funds, and all other Nuveen-sponsored funds.  Toth is a citizen of Illinois.

40. Defendant John P. Amboian (“Amboian”) is and since 2008 has been, a Trustee of the Florida Nuveen Funds, the Nuveen Acquiring Funds, and all other Nuveen-sponsored funds.   Amboian also serves as the Chief Executive Officer (since July 2007) and Director (since 1999) of Nuveen, and the Chief Executive Officer (since 2007) of NAM.  Amboian is an interested person under the Investment Company Act of 1940, by reason of being an officer and director/trustee of the adviser to the Nuveen-sponsored funds.  Amboian is a citizen of Illinois.

RELATED NON-PARTIES

41. Non-Party Nuveen Insured Florida Premium Income Municipal Fund (“NFL”) is a Massachusetts business trust and a closed-end fund whose shares are publicly traded on the New York Stock Exchange under the symbol “NFL.”   The address of the principal executive offices of NFL is c/o Nuveen Investments, 333 West Wacker Drive, Chicago, Illinois.

42. Non-Party Nuveen Florida Investment Quality Municipal Fund (“NQF”) is a Massachusetts business trust and a closed-end fund whose shares are publicly traded on the New York Stock Exchange under the symbol “NQF.”  The address of the principal executive offices of NQF is c/o Nuveen Investments, 333 West Wacker Drive, Chicago, Illinois.

43. Non-Party Nuveen Florida Quality Income Municipal Fund (“NUF”) is a Massachusetts business trust and a closed-end fund whose shares are publicly traded on the New York Stock Exchange under the symbol “NUF.”   The address of the principal executive offices of NUF is c/o Nuveen Investments, 333 West Wacker Drive, Chicago, Illinois.

44. Non-Party Nuveen Insured Florida Tax-Free Advantage Municipal Fund (“NWF”) is a Massachusetts business trust and a closed-end fund whose shares are publicly traded on the American Stock Exchange under the symbol “NWF.”  The address of the principal executive offices of NWF is c/o Nuveen Investments, 333 West Wacker Drive, Chicago, Illinois.

45. Non-Party Nuveen Insured Municipal Opportunity Fund (“NIO”) is a Massachusetts business trust and a closed-end fund whose shares are publicly traded on the American Stock Exchange under the symbol “NIO.”  The address of the principal executive offices of NIO is c/o Nuveen Investments, 333 West Wacker Drive, Chicago, Illinois.

46. Non-Party Nuveen Premium Income Municipal Fund 2 (“NPM”) is a Massachusetts business trust and a closed-end fund whose shares are publicly traded on the American Stock Exchange under the symbol “NPM.”  The address of the principal executive offices of NPM is c/o Nuveen Investments, 333 West Wacker Drive, Chicago, Illinois.

47. Non-Party Nuveen Insured Tax-Free Advantage Municipal Fund (“NEA”) is a Massachusetts business trust and a closed-end fund whose shares are publicly traded on the American Stock Exchange under the symbol “NEA.”  The address of the principal executive offices of NEA is c/o Nuveen Investments, 333 West Wacker Drive, Chicago, Illinois.

48. Non-Party Nuveen Asset Management (“NAM”), a wholly-owned subsidiary of Nuveen, is and has been at all relevant times a registered investment adviser and the investment adviser to the Florida Nuveen Funds, the Nuveen Acquiring Funds, and all other Nuveen-sponsored funds.  NAM, along with Nuveen maintains its principal executive offices at 333 West Wacker Drive, Chicago, Illinois.

JURISDICTION AND VENUE

49. This Court has subject-matter jurisdiction over this class action pursuant to the Class Action Fairness Act of 2005, which confers federal jurisdiction over class actions where, as here, “any member of a class of plaintiffs is a citizen of a State different from any Defendants” and the aggregated amount in controversy exceeds five million dollars ($5,000,000).  See 28 U.S.C. § 1332(d)(2) and (6).  Absent class members consist principally of Florida citizens, as well as citizens of other states.  Defendants are citizens of Washington, D.C., Iowa, Wisconsin, Illinois and New York.

50. Pursuant to 28 U.S.C. § 1391(b) and (c), venue is proper in this judicial district because the Florida Nuveen Funds are all Massachusetts trusts, located within this judicial district, at 155 Federal Street, Suite 700, Boston Massachusetts 02110, and all Defendants are sued in their capacities as trustees of such Massachusetts trusts.

CLASS ACTION ALLEGATIONS

51. Plaintiff brings this action as a class action, pursuant to Rules 23(a), 23(b)(1) and (3) of the Federal Rules of Civil Procedure, on behalf of itself and all others who, at the close of business on January 20, 2009, owned common shares of the Florida Nuveen Funds (the “Class”).  Excluded from the Class are Defendants herein, their officers and trustees, and their parent and subsidiary companies.

52. This action is properly maintainable as a class action.

53. The Class is so numerous that joinder of all members is impracticable.  As reported in a Proxy Statement for the Florida Nuveen Funds dated as of October 14, 2008, there were (a) 14,218,896 common shares of NFL outstanding, (b) 16,363,802 common shares of NQF outstanding, (c) 14,154,895 common shares of NUF outstanding, and (d) 3,882,273 common shares of NWF outstanding, held by thousands, if not tens of thousands, geographically dispersed shareholders.

54. Questions of law and fact are common to the Class, including, among others:

a.	Whether Defendants have breached their fiduciary duties of loyalty owed to Plaintiff and the Class; and

b.	Whether Defendants’ breach of fiduciary duty of loyalty caused damages to Plaintiff and members of the Class, and the amount of said damages.

55. Plaintiff’s claims are typical of, if not virtually identical with, the claims of the other members of the Class. Plaintiff has the same interests in this matter as all other members of the Class.  Plaintiff does not have interests antagonistic to or in conflict with the other members of the Class.

56. Plaintiff is committed to pursuing this action and has retained competent counsel experienced in class actions of this nature.  Plaintiff will fairly and adequately represent the interests of the Class.

57. The common questions of law and fact enumerated above predominate over questions affecting only individual members of the Class, and a class action is the superior method for fair and efficient adjudication of the controversy.  The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.  Plaintiff’s counsel, highly experienced in class actions of this nature, foresee little difficulty in the management of this case as a class action.

CLAIM FOR RELIEF
 (Breach of Fiduciary Duty against the Defendants)

58. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

59. Rather than allowing Plaintiff and members of the Class the opportunity to vote for a proposal which would enable them to realize in cash, the net asset value of their shares, the Defendants, in bad faith and in breach of their fiduciary duty of loyalty, adopted and recommended the proposed merger which was designed to provide them with approximately $68 million less consideration in order to enable NAM to continue to collect millions of dollars in management fees from the assets of the Florida Nuveen Funds.

60. Further, Defendants breached their fiduciary duty of loyalty to the shareholders of the Florida Nuveen Funds by making the vote of the proposed merger inherently coercive.  Plaintiff and members of the Class were presented with the “Hobson’s Choice” of only one alternative to continuing to hold shares in a Florida Nuveen Fund that no longer served a fundamental investment objective -- receiving shares in one of three Nuveen Acquiring Funds that trade at a discount to net asset value.  Although shareholders of the Florida Nuveen Funds would have been able to receive much more, in cash, from the termination or open-ending of the Florida Nuveen Funds than they would in the proposed merger, Defendants did not offer them those alternatives.

61. The Defendants suffer from conflicts of interest between their fiduciary duties to Florida Nuveen Fund shareholders and their economic allegiances to NAM and Nuveen which have caused them to advance the proposed merger in lieu of richer alternatives for Florida Nuveen Funds shareholders to the detriment of Plaintiff and the Class, for the benefit of NAM.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.           Certifying this action as a class action pursuant to Federal Rules of Civil Procedure Rule 23, and appointing Plaintiff as representative of the Class;

B.           Awarding Plaintiff and the Class damages attributable to Defendants’ breach of their fiduciary duties;

C.           Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

D.           Granting such other and further relief as this Court may deem just and proper.

Dated: Cambridge, MA
July 23, 2009
HAGENS BERMAN SOBOL SHAPIRO LLP

/s/ Thomas M. Sobol
Thomas M. Sobol Lauren Guth Barnes 55 Cambridge Parkway, Suite 301 Cambridge, MA 02142 Telephone: (617) 482-3700 Fax: (617) 482-3003 E-mail:tom@hbsslaw.com lauren@hbsslaw.com Attorneys for Plaintiffs

Of Counsel:
LOWEY DANNENBERG COHEN & HART, P.C.
Richard W. Cohen
Vincent Briganti
One North Broadway
White Plains, NY  10601-2310
Telephone:  (914) 997-0500
Facsimile:  (914) 997-0035
E-mail:    rcohen@lowey.co
vbriganti@lowey.com